SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: August 30, 2019

List of materials

Documents attached hereto:

i) Press release: The Result of Tender of Common Shares into Share Repurchase by Olympus Corporation

August 30, 2019
Sony Corporation

The Result of Tender of Common Shares into Share Repurchase by Olympus Corporation

Sony Corporation (“Sony”) today announced that it has tendered all of the common shares of Olympus Corporation (“Olympus”) held by Sony (the “Tender”) into the repurchase by Olympus of its common shares (the “Repurchase”) as announced in the press release issued on August 29, 2019, titled “Tender of Common Shares into Share Repurchase by Olympus Corporation”. Sony hereby announces the results of the transfer of the common shares held by Sony to Olympus (the “Transfer”), as follows.

1．Outline of the Results of the Tender
(1)	Number of common shares held by Sony before the Tender	68,975,800 common shares (Representing 5.03 % of total common shares outstanding)
(2)	Number of common shares transferred	68,975,800 common shares (Transfer value: 80 Billion yen (1,165 yen per common share))
(3)	Number of common shares held by Sony after the Tender	0 common shares (Representing 0.00 % of total common shares outstanding)

2．Outlook
It is anticipated that the Transfer will not have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2020, as announced in the press release issued on August 29, 2019, titled “Tender of Common Shares into Share Repurchase by Olympus Corporation.”

End of document